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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of November, 1998.


                         LASERMEDIA COMMUNICATIONS CORP.
                  11 Charlotte Street, Toronto, Ontario M5V 2H5


   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                           Form 20-F  X   Form 40-F
                                     ---            ---

    (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                                 Yes      No  X
                                     ---     ---


 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

                                 Not Applicable



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                                     FORM 27

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

* "$" represents Canadian dollars.

ITEM 1   REPORTING ISSUER

         LaserMedia Communications Corp. (the "Corporation")
         11 Charlotte Street
         2nd Floor
         Toronto, Ontario M5V 2H5

ITEM 2   DATE OF MATERIAL CHANGE

         November 20, 1998

ITEM 3   PRESS RELEASE

         One Press Release was published on November 20, 1998 at
         Toronto, Ontario, on the ISDN Wire Service. A copy of the Press Release is annexed hereto.

ITEM 4   SUMMARY OF MATERIAL CHANGE

         The Corporation announced that it concluded on November 18, 1998 a debt settlement private placement offering of common shares of the Corporation. The private placement consisted of the issuance of 717,500 common shares at a price of $0.20 per share and was subscribed for through the conversion of outstanding indebtedness in the aggregate amount of $143,500.

         The Corporation has 13,766,768 common shares issued and outstanding, giving effect to the private placement.

         A copy of the Press Release, as annexed hereto, is incorporated herein by reference.

ITEM 5   FULL DESCRIPTION OF MATERIAL CHANGE

         See Item 4 above.

ITEM 6   RELIANCE ON SECTION 75(3) OF THE ACT

         Not applicable.

ITEM 7   OMITTED INFORMATION

         Not applicable.


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ITEM 8   SENIOR OFFICERS

         For further information contact: Richard Hue, Chairman and CEO

         Telephone: (416) 977-2001

ITEM 9   STATEMENT OF A SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Toronto, Ontario, the 24th day of November, 1998.


                                (Signed)   RICHARD HUE
                                           CHAIRMAN AND CHIEF EXECUTIVE OFFICER

cc:      Canadian Dealing Network Inc., via SEDAR
         U.S. Securities and Exchange Commission, via EDGAR
         (File No. 000-23785 - Form 6K attached)
         Standard Poor's Corporations Records Service, via regular mail LaserMedia Communications Corp., Attn: Richard Hue, via fax


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                                   SCHEDULE A

                         LASERMEDIA COMMUNICATIONS CORP.

                                  PRESS RELEASE


FOR IMMEDIATE RELEASE                                     Press Release #16
Toronto, Ontario                                          November 20, 1998
Via ISDN CDN Pack

               LASERMEDIA CONCLUDES PRIVATE PLACEMENT SUBSCRIPTION

LaserMedia Communications Corp. (CDN: LMCD)
TRADING ON NASD OTC-BULLETIN BOARD (LZMCF)
Issued and Outstanding - 13,766,768 Common Shares

* "$" represents Canadian dollars.

TORONTO, November 20, 1998. LaserMedia Communications Corp. ("LaserMedia") is pleased to announce that it concluded on November 18, 1998 a debt settlement private placement offering of common shares of the Corporation. The private placement consisted of the issuance of 717,500 common shares [to F.M.F. Investment Group S.A.] at a price of $0.20 per share and was subscribed for through the conversion of outstanding indebtedness in the aggregate amount of $143,500.

LaserMedia currently has 13,766,768 common shares issued and outstanding, after giving effect to the private placement.

LaserMedia is the developer and publisher of health and fitness interactive multimedia software on CD-ROM. LaserMedia developed a "Personal Fitness Trainer" on multimedia CD-ROM called Active Trainer(TM), the interactive elements of which permit users to participate in, and influence, a fitness and entertainment experience with 3-D graphics, animation and sound. LaserMedia's Active Fitness(TM) library currently consists of 4 titles; Active Trainer(TM), Active Legs and Buns(TM), Active Abs(TM), Active Body BLAST(TM) (Active Buns & Active Abs packaged together) with a 5th and 6th title Active Planner(TM) and Active VR(TM) to be released in early 1999.

LaserMedia's head office is located in Toronto, Ontario.


For further information, contact:
Jack Wall
Investor Relations, RT Equity Inc.
(416) 967-4779/(888) 821-2800

THE INFORMATION HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY REGULATORY AUTHORITIES.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, LaserMedia Communications Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   LASERMEDIA COMMUNICATIONS CORP.



Date: December 10, 1998            By: /s/ Richard Hue
                                      -----------------------------------------
                                           RICHARD HUE
                                           Chairman and Chief Executive Officer


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